June 26, 2025

Leigh Vosseller
Executive Vice President, Chief Financial Officer and Treasurer
TANDEM DIABETES CARE INC
12400 High Bluff Drive
San Diego, California 92130

       Re: TANDEM DIABETES CARE INC
           Form 10-K for the Year Ended December 31, 2024
           Form 8-K Filed April 30, 2025
           File No. 001-36189
Dear Leigh Vosseller:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services